CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form N-14 of our report dated December 23, 2024, relating to the financial statements and financial highlights of Jackson Square Large-Cap Growth Fund and Jackson Square SMID-Cap Growth Fund, each a series of Managed Portfolio Series, which are included in Form N-CSR for the year ended October 31, 2024, and to the references to our firm under the headings “Additional Information About the Funds”, “Financial Highlights”, “Appendix A – Agreement and Plan of Reorganization” and “Appendix B - Financial Highlights of the Target Finds and Acquiring Fund” in the Proxy Statement/Prospectus.

/s/ Cohen & Company, Ltd.
COHEN & COMPANY, LTD.
Milwaukee, Wisconsin
September 12, 2025